Exhibit 6

Press Release

MARCONI PLC
APPOINTMENT OF NON-EXECUTIVE DIRECTOR
AND RESTRUCTURING EXECUTIVE

London, May 20, 2002 — Marconi plc (London and Nasdaq: MONI) announced today that it had appointed Allen L Thomas as a non-executive Director with immediate effect. Allen Thomas, 62, is a dual qualified US/UK lawyer who was a partner of Paul, Weiss, Rifkind, Wharton & Garrison (an international law firm headquartered in New York) for twenty years. He is currently Chairman of Ockham Holdings plc and a non-executive Director of Eidos plc and Penna Consulting plc. Allen Thomas led the financial restructuring of Dialog Corporation plc / Bright Station plc in 2000/01. He was General Counsel to the Municipal Assistance Corporation, which was responsible for the financial rescue of New York City after the financial crises that it suffered in the 1970’s.

In addition Marconi has appointed Talbot Hughes Llp to lead the financial restructuring process on behalf of the company. John Talbot and Chris Hughes will report to the Board of Marconi. In 2001 John Talbot and Chris Hughes formed Talbot Hughes Llp as a specialist financial restructuring firm. John Talbot was a partner of Arthur Andersen until 1999 where he ran, first its Corporate Recovery business and latterly its Corporate Finance practice. Chris Hughes is a former partner of PricewaterhouseCoopers, where he was a senior partner in the Corporate Recovery practice.

Derek Bonham, Chairman of Marconi said: “Both these appointments strengthen the Company’s knowledge and experience in the financial restructuring process that we are now actively involved in. I am delighted that we have been able to appoint Allen Thomas to the Board. His experience of financial restructuring and general wise counsel will be a great asset.

“John Talbot is the person that we have been looking for to help us drive the financial restructuring process and lead our negotiations with our bank and bondholder creditors. His appointment has been welcomed by creditors as a further assistance in this process.”

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

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Press Release

The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on both the London Stock Exchange and NASDAQ under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

About Talbot Hughes Llp

Talbot Hughes Llp was formed in May 2001 as a small specialist financial restructuring firm. Since that time the firm has advised bondholders in the restructuring of Polestar and Brunner Mond. The firm also advised the Board of Kvaerner on its restructuring. Talbot Hughes is currently advising bondholders of Energis on its proposed financial restructuring.

Copyright © 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Name: Title: Phone:	David Beck / Joe Kelly Public Relations +44 (0) 207 306 1771 joe.kelly@marconi.com	Heather Green Investor Relations +44 (0) 207 306 1735 heather.green@marconi.com